January 7, 2010

VIA EDGAR TRANSMISSION – FILED AS CORRESPONDENCE

Cindy Rose
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Ms. Rose,

Pursuant to your call to Jason Bartel during which you requested verification of the mark-to-market NAV as reported in Item 74W with respect to the Scout Money Market Fund – Prime Portfolio (the “Fund”) as reported in the Form N-SAR for the period ended June 30, 2009, this letter is in response to your request.

COMMENT #1 – Please verify the mark-to-market price reported in Item 74W on Form N-SAR.

RESPONSE – The Mark-to-Market NAV was correctly reported as $1.0000.  The actual mark-to-market NAV was $1.000013.  Item 74W requests that the NAV be reported to the 4th decimal resulting in the NAV being reported as $1.0000.

Please contact the undersigned at (816) 860-3845 if you have any questions regarding the responses.

Scout Funds acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Osborne

Mark E. Osborne